Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Mark Kreitzman, certify that the financial statements of CryptoLancers included in this Form C offering are true and complete in all material respects.

CryptoLancers Inc. was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

DocuSigned by:

mark kreitzman

7A349338C67449E...

[CEO/Co-Founder]

[5/15/2019]

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.

CryptoLancers, Inc

Inception Balance Sheet

as of 5/16/2019 (unaudited)

Assets		Liabilities	
Cash	1,000	Salaries Payable	0
Accounts Recievable	0	Accounts Payable	0
Inventories	0	**Total Liabilities**	**0**
Land	0		
Building	0	**Shareholders Equity**	
Domain and Website	8,000	Capital Equity	25,000
Equipment	1,500	Retained Earnings	0
Software	3,000	**Total Stockholders equity**	**25,000**
Intellectual Property	10,000		
Other Assets	1,500		
Total Assets	**25,000**	**Total Liabilities & equity**	**25,000**